Exhibit 99.98

Epitome Pictures Starts Production on Open Heart For YTV in Canada and Teennick in the U.S.

Brand new live-action Family Mystery Series from the Producers of Degrassi, and developed in association with marblemedia

Ramona Barckert (2014 Canadian Screen Award winner) is Showrunner and Writer

HALIFAX, LOS ANGELES, LONDON, TORONTO, VANCOUVER, Aug. 5, 2014 /CNW/ - Three-time Emmy®-nominated production company Epitome Pictures (Degrassi, Instant Star, The L.A. Complex), a DHX Media company, is starting production today on OPEN HEART a new original teen, live-action drama series. The 12 x 30-minute series was commissioned by YTV and TeenNick and is developed in association with marblemedia.

Exciting newcomer Karis Cameron stars as lead character Dylan Blake with the series also starring Tori Anderson, Justin Kelly, Cristine Prosperi, Kevin McGarry, Patrick Kwok-Choon, Jenny Cooper, Demore Barnes, Jeff Douglas, Elena Juatco, Mena Massoud, and Dylan Everett. The family mystery series will shoot this August through October in Toronto. DHX Media will handle worldwide distribution for the show.

Steven DeNure, President and COO of DHX Media said: "DHX Media has a proven track record in creating standout, globally successful live-action shows for the tween and teen demographic. With the addition of Epitome to our group, we have added significant strength in this area and OPEN HEART promises to be an exciting, relevant drama of the caliber of Degrassi."

OPEN HEART is a gripping mystery series, folded into a sprawling family saga, set against the high-stakes workplace and relationship drama of a hospital. Dylan Blake, the rebellious daughter of a fractured family of doctors, uses her stint as a youth hospital volunteer to secretly investigate the mysterious disappearance of her father. OPEN HEART is being produced with the financial participation of the Shaw Rocket Fund, the Cogeco Program Development Fund, Bell Fund and RBC Royal Bank.

The series stars:

•	Karis Cameron (Signed, Sealed, Delivered; The Haunting Hour) as Dylan Blake, the gutsy and headstrong heroine who is determined to unravel the mystery that plagues the halls of Open Heart Memorial
•	Tori Anderson (The L.A. Complex, Warehouse 13, Flashpoint) as Dr. London Blake, Dylan's brainy older sister and first-year resident
•	Justin Kelly (Degrassi, Lost Girl, Latest Buzz) as Wes Silver, the cool and playful charmer, with a smart mouth that gets him out of trouble just as often as it gets him into it
•	Cristine Prosperi (Degrassi, Nicky Deuce) as Mikayla Walker, the bright and bubbly ally to Dylan who distracts herself with all the hospital's social drama
•	Kevin McGarry (Being Erica, Saw 7) as Dr. Timothy "Hud" Hudson, the first-year medical resident and rugged bad boy of Open Heart Memorial
•	Patrick Kwok-Choon (Nikita, Rookie Blue, Being Erica) as Seth Park, loveable hipster-nerd lab tech, whose knowledge of biochemistry is exceeded only by his collection of indie novels and ironic t-shirts
•	Jenny Cooper (Hemlock Grove, Scandal, NCIS, C.S.I. Miami, 24) as Dr. Jane Blake, mother to Dylan and London, and the leading trauma doctor who would rather save lives than deal with her own family affairs
•	Demore Barnes (Hemlock Grove, The Listener, Flashpoint) as Dr. Dominic Karamichaelidis, the handsome attending emergency physician and resident advisor who doesn't mind being the bad guy if it means saving lives
•	Elena Juatco (Repo! The Genetic Opera, Breaking the Rules, Sorority Surrogate) as Scarlet, the first-year medical resident, whose stunning beauty often leaves her razor sharp medical skills underestimated by others
•	Mena Massoud (King, Combat Hospital, Poser) as Jared, the snarky and upfront head of the youth volunteer program who plays by the rules and relishes the marginal authority his position gives him
•	Dylan Everett (Degrassi, Wingin' It, The Unauthorized Saved By The Bell Story) as Teddy, Dylan's old friend - a bored rich kid and a very bad influence

"It's so exciting to be starting production on Epitome's first new series as part of DHX Media, working with outstanding broadcast partners in both Canada and the U.S." said executive producer at Epitome Pictures, Linda Schuyler. "I've always enjoyed telling stories about the high school experience. With OPEN HEART, I am looking forward to exploring the drama that can unfold in a completely diferent environment."

"For me, OPEN HEART is a dream show, blending together my favorite television genres and following a strong, complicated teen heroine as she finds her place in the world," said executive producer, show-runner and writer Ramona Barckert. "I'm very excited to introduce everyone to Dylan Blake and all the fun characters that surround her."

"With the popularity of serialized dramas, YTV is thrilled to be adding a new series to our prime-time slate," said Jamie Piekarz, Director of Content, Corus Kids. "OPEN HEART will have our teen viewers on the edge of their seats with mystery, suspense and family drama"

"This brand-new family mystery series is a great way to extend our relationship with Epitome," said Keith Dawkins, Senior Vice President and General Manager, Nicktoons, TeenNick and Nick Jr. "The team behind Degrassi will now bring our viewers an original storyline and introduce new faces to TeenNick."

OPEN HEART is executive produced by Linda Schuyler and Stephen Stohn, Ramona Barckert, Matt Hornburg and Mark Bishop. The series is developed in association with marblemedia, which is also taking the lead in producing a fully integrated interactive digital component to the series. Directors are Stefan Brogren and Samir Rehem. Writers include Ramona Barckert, Chris Pozzebon, Scott Oleszkowicz, Brendan Gall, Brendon Yorke and Barbara Haynes. Production Executives for Corus Entertainment are Jamie Piekarz and Chris Bell and for TeenNick, Kim Powers.

About YTV

Celebrating 25 years in television, YTV is a leading cross platform entertainment brand for kids and families. The channel offers quality entertainment with hilarious animated and live-action comedy series, popular Nickelodeon series, blockbuster movies, top-rated original Canadian programming, music, celebrities and the channel's after-school block, The Zone. Through its multiple platforms and exclusive digital and interactive content, YTV is the voice of Canadian youth culture. YTV is owned by Corus Entertainment Inc.

AboutTeenNick

TeenNick, Nickelodeon's 24-hour TV network exclusively for and about teens and tweens, is available in almost 73 million households via cable, digital cable and satellite. Featuring a roster of ever-popular Nick favorites, original programming and award-winning series, the brand presents an authentic teen experience, with all its emotional intensity, energy and humor, across multiple platforms and integrated social media. TeenNick and all related titles, characters and logos are trademarks of Viacom Inc. (NASDAQ: VIA, VIAB).

About Epitome Pictures

A DHX Media company, Toronto-based EPITOME PICTURES has produced award-winning youth and family drama for more than 34 years. Its flagship programs, including The Kids Of Degrassi Street, Degrassi Junior High, Degrassi High, and the current series, Degrassi: The Next Generation, now known simply as Degrassi, have been honoured with multiple Gemini Awards, Teen Choice Awards, the Television Critics Association Award, The Peabody Award, two International Emmy© Awards and three Primetime Emmy© nominations. Past Epitome series include The L.A. Complex, Instant Star, Riverdale, and Liberty Street.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

About marblemedia develops, produces and distributes engaging multiplatform entertainment experiences for audiences around the world. With nearly 250 hours of programming distributed in more than 200 territories, marblemedia has been honoured by Playback Magazine with the 2013 Outstanding Achievement Award, in addition to being named Transmedia Producer of the Year (2011) by the publication. marble has won a Canadian Screen Award, two Gemini Awards, been nominated for an Emmy® Award and was identified as a Next Generation Content Producer (2009) by The Hollywood Reporter. The company owns a 50-acre production ranch and operates a Toronto-based studio, home to 50 staff. The company was co-founded by Mark Bishop and Matt Hornburg in 2001. www.marblemedia.com

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

For investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

david.regan@dhxmedia.com

+1 902-423-0260

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-6071

CO: DHX Media Ltd.

CNW 11:33e 05-AUG-14